INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339

July 8, 2016

VIA EDGAR, E-Mail and UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Jim Allegretto

Re:	Interface, Inc. Form 10-K for the Fiscal Year Ended January 3, 2016 Filed March 2, 2016 File No. 001-33994

Dear Mr. Allegretto:
On behalf of Interface, Inc. (the "Company"), I provide the responses below to the Staff's comment letter to the Company dated June 23, 2016 relating to the Company's Form 10-K for the Fiscal Year Ended January 3, 2016, filed with the Commission on March 2, 2016 ("Form 10-K") (File No. 001-33994).
The responses are keyed to correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for ease of reference.
Form 10-K for the Fiscal Year Ended January 3, 2016
Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Results of Operations, page 21
1.	You present amounts on a constant currency basis here and elsewhere in the filing. Please describe the process for calculating constant foreign currency exchange impacts and identify it as a non-GAAP measure. See Question 104.6 of Compliance & Disclosure Interpretations (C&DI´s) regarding non-GAAP Financial Measures.
Response:
We respectfully disagree that we present amounts in the Form 10-K filing on a constant currency basis, which we acknowledge and agree with the SEC staff is a non-GAAP financial measure.

Regulation G defines a non-GAAP financial measure as a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that:

U.S. Securities and Exchange Commission, July 8, 2016

(a)            excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable GAAP measure; or

(b)            includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable GAAP measure.

However, in the Form 10-K filing, we presented only the impacts (i.e., the change or difference) that fluctuations in foreign currency exchange rates had on our GAAP measures of net sales and operating income, as opposed to providing non-GAAP measures of net sales and operating income that are adjusted to exclude such foreign currency rate fluctuations  Put another way, we do not disclose a non-GAAP financial measure that excludes or includes amounts required to be included or excluded by GAAP – we instead disclose the number that would be excluded or included from such a non-GAAP financial measure.  In a reconciliation of non-GAAP constant currency measures to correlative GAAP measures, the numbers we disclose in the Form 10-K would be the numbers that bridge the two.

The situation posited in Question 104.06 of Compliance & Disclosure Interpretations regarding non-GAAP Financial Measures is different.  In that CDI, the registrant does indeed propose to disclose non-GAAP financial measures – financial measures that exclude the effects of currency exchange fluctuation, and not merely the quantified effects of currency exchange rate fluctuation on GAAP measures.

We recognized in our most recent earnings release (included as Exhibit 99.1 to our Form 8-K filed with the SEC on April 27, 2016) that constant currency measures are non-GAAP measures. In this earnings release, we identified "net sales with foreign currency held neutral" and "operating income with foreign currency held neutral" as non-GAAP measures and complied with the requirements of Regulation G and Item 10(e) of Regulation S-K, including the reconciliation requirement.  By contrast, in our Form 10-K filing, we do not present net sales or operating income (or other measures) adjusted to exclude the effects of foreign currency exchange fluctuation.

In considering your comment however, we have determined that in comparable future disclosure like that on page 21 of the Form 10-K that we will edit the line items in the table to add "impact of changes in foreign currency on" or similar language before each of "net sales" and "operating income," which we think would reinforce the explanation in the introductory text above the table as to what the table is presenting.  In addition, we will further supplement such disclosure by explaining that the impacts presented in the table are calculated based on applying the prior year's average foreign currency exchange rates to the current year.

Liquidity and Capital Resources
Syndicated Credit Facility, page 26
2.	You indicate under this heading the maturity date of your Syndicated Credit Facility and the ramifications of failure to replace such debt as it matures. You disclose elsewhere in the filing that the Facility has variable interest rates that expose the company to the risk that short-term interest rates may increase. Given the Facility comprises the substantial majority of your debt structure, please correlate your discussion of the refinancing and interest risk in liquidity and capital resources.

U.S. Securities and Exchange Commission, July 8, 2016
Response:
In future filings, we will enhance our disclosure under the "Liquidity and Capital Resources" heading to correlate our discussion of the refinancing and interest risk by adding language similar to the following at the end of the "General" discussion:

"It is also important for you to consider that borrowings under our Syndicated Credit Facility comprise the substantial majority of our indebtedness, and that these borrowings are based on variable interest rates (as described below) that expose the Company to the risk that short-term interest may increase.  For information regarding the current variable interest rates of these borrowings and the potential impact on our interest expense from hypothetical increases in short term interest rates, please see the discussion under the heading 'Interest Rate Risk' in Item 7A of this Report."

Notes to Consolidated Financial Statement

Inventories, page 44

3.	We note your inventory balance has increased by approximately $19 million from fiscal year 2014 and sales have remained flat. We also note that a majority of your sales in the US and Asia-Pacific are made to order. In this regard, please explain to us and disclose in future filings the reasons or the underlying factors behind the increase in your inventory. Additionally, please consider a discussion of the period-to-period change in the number of days of sales in period-end inventory as it may be beneficial to a user of your financial statements.

Response:
The changes in inventory during 2015 occurred in the following categories:

As of End of Fiscal Year
	2015	2014	Change
Raw Materials	$49,612	$42,581	$7,031
Work-in-process	9,865	9,898	$(33)
Finished Goods	101,696	89,688	$12,008
	$161,174	$142,167	$19,007

The $7.0 million increase in raw material inventory was due primarily to our additional purchasing activity to take advantage of lower raw material costs during 2015.  As a result of reduced global oil and energy prices, the cost of our petroleum-based raw materials, which comprise the predominant portion of the cost of raw materials we use in manufacturing carpet, experienced a significant decline.  To take advantage of these lower costs, and to hedge against potential cost increases that may occur in subsequent periods, we purchased additional amounts of raw materials, the vast majority of which was yarn, in the fourth quarter of 2015.  This increased purchasing activity occurred across all of our geographic operating regions, with the Americas region accounting for most of the raw material inventory increase ($4.3 million) – roughly in line with its percentage of our consolidated global production and sales.

U.S. Securities and Exchange Commission, July 8, 2016
The $12.0 million increase in finished goods inventory occurred largely in our Americas region, which accounted for $7.0 million of this increase during 2015.  This was mostly related to a program implemented in the Americas region in late 2014 and throughout 2015 to increase inventory levels of its best-selling products in order to improve on-time delivery to customers and most efficiently manage our manufacturing operations.  In our view, this program, which reduced our percentage of make-to-order production in the Americas region from 67% in 2014 to 63% in 2015, did not materially change our consolidated production mix.  The remainder of the increase in finished goods inventory was split evenly among our other geographic regions and was not tied to any specific program, but rather was a result of normal course fluctuations in business conditions and anticipated customer demand.

In future filings, we will explain any material underlying factors behind a material change in our inventory level.  Because most of our sales are make-to-order, we currently do not believe an additional discussion of the period-to-period change in the number of days of sales in period-end inventory would be beneficial to a user of our financial statements, but we will continue to evaluate the materiality of this data on an ongoing basis.

Employee Benefit Plans

Foreign Defined Benefit Plans, page 59

4.	Please advise why the expected return on plan assets decreased by a greater proportion than the decrease in the weighted average expected return assumption for fiscal year 2015. Please provide a similar explanation for the decrease in interest cost relative to the decrease in the discount rate and tell us the reason for the increase in service cost for fiscal year 2015. In your response, please differentiate fluctuations due to foreign exchange effects from changes in the assumption(s).

Response:
The Company has two foreign defined benefit plans – one primarily covering certain employees in the U.K. that is denominated in British Pound Sterling, and the other primarily covering certain employees elsewhere in Europe that is denominated in Euros – which are aggregated together for most of the pension disclosures in our Form 10-K filing.  To assess the reasonableness of the rate assumptions used in the determination of net periodic benefit costs, the Company performs the analysis shown below at each individual plan level in its respective local currency.  As this analysis demonstrates, (1) when viewed at the individual plan level, the rate assumptions used were reasonable and within expectations compared with the expected return on plan assets and interest cost recorded for each plan, and (2) the differences in the recorded expected return on plan assets and interest cost compared with the rate assumptions was due to a combination of foreign exchange effects and the aggregation of the two plans in the presentation.  (Please note that plan expenses are included in the calculation of expected rate of return on plan assets, as indicated in the table below.)

U.S. Securities and Exchange Commission, July 8, 2016
	U.K. Plan (000's Pounds)		U.K. Plan (000's Dollars)
	2015		2015
Net Periodic Benefit Cost
Service Cost	-
Interest Cost	£4,371
Expected Return	(4,410)
Amortization of Prior Service Costs	-
Recognized Actuarial (Gain)/Loss	631
Amortization of Transition Asset	-	Average Exchange Rate
Total Periodic Benefit Cost	£592	1.53	$905

Plan Assets at Beginning of Year	£114,943
Rate of Return on Assets Used	4.44%
Calculated Return	5,103
Return Used in Periodic Benefit Cost	4,410
Difference	693
Plan Expenses (included in Expected Return)	650
Difference - Not Significant	£-43

Projected Benefit Obligation at Beginning of Year	£122,052
Discount Rate	3.65%
Calculated Interest Cost	4,455
Interest Cost Used in Periodic Benefit Cost	4,371
Difference - Not Significant	£84

	European Plan (000's Euros)		Europe Plan (000's Dollars)
	2015		2015
Net Periodic Benefit Costs
Service Cost	€955
Interest Cost	1,534
Expected Return	(1,822)
Amortization of Prior Service Costs	30
Recognized Actuarial (Gain)/Loss	355	Average Exchange Rate
Total Periodic Benefit Cost	€1,052	1.11	$1,168
			$2,073	Consolidated Net
Plan Assets at Beginning of Year	€66,891			Periodic Benefit Cost
Rate of Return on Assets	2.8%			as reported in Form 10-K
Calculated Return	1,873
Return Used in Periodic Benefit Cost	1,822
Difference	51
Plan Expenses (included in Expected Return)	32
Difference - Not Significant	€19

Projected Benefit Obligation at Beginning of year	€69,865
Discount Rate	2.2%
Calculated Interest Cost	1,537
Interest Cost Used in Periodic Benefit Cost	1,534
Difference - Not Significant	€3

In light of the Staff's comment, in future filings, the Company will present separately for each of the foreign defined benefit plans the net periodic benefit costs as well as the actuarial rate assumptions used to calculate these costs.  If fluctuations in foreign currency were to have a material impact on the figures compared with the prior year, the Company will disclose such information on a local currency and U.S. dollar basis to ensure the reader has a good understanding of the periodic benefit cost of the Company.

U.S. Securities and Exchange Commission, July 8, 2016
The increase in service cost for fiscal year 2015 was immaterial, and was due to changes in actuarial assumptions for 2015 versus 2014, including a decrease in discount rate and updated mortality tables, as well as updated employee data, including higher salaries, all related to the Europe plan.  (The U.K. plan is frozen and therefore has no service cost.)

* * * * *
Additionally, in response to the Staff's request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6862.  Thank you.
Sincerely,
/s/ David B. Foshee
David B. Foshee
Vice President, Associate General Counsel
and Assistant Secretary

cc:            Raymond S. Willoch, Esq., General Counsel, Interface, Inc.
           David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP